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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)



                           Professional Bancorp, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   743112104
                         ------------------------------
                                 (CUSIP Number)


                           Robert D. Rosenbaum, Esq.
                                Arnold & Porter
                            555 Twelfth Street, N.W.
                          Washington, D.C.  20004-1202
                                 (202) 942-5000
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 3, 1996
                         ------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ^.

Check the following box if a fee is being paid with the statement ^. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.))

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 743112104                 13D                      Page 2 of 4 Pages
          ---------

- ------------------------------------------------------------------------------


      1         NAME OF REPORTING PERSON
                S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Robert H. Leshner

- ------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP/*/
                                                                   (a)  [ ]
                                                                   (b)  [X]
- ------------------------------------------------------------------------------

      3         SEC USE ONLY

- ------------------------------------------------------------------------------
      4         SOURCE OF FUNDS/*/

                PF, OO

- ------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                [_]

- ------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.

- ------------------------------------------------------------------------------
                                     7  SOLE VOTING POWER
  NUMBER OF
    SHARES                              111,825/1/
 BENEFICIALLY                       -----------------------------------------
   OWNED BY                          8  SHARED VOTING POWER
     EACH
  REPORTING                         -----------------------------------------
   PERSON                            9  SOLE DISPOSITIVE POWER
    WITH
                                        111,825/1/
                                    -----------------------------------------
                                    10  SHARED DISPOSITIVE POWER

- ------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                111,825/1/
- ------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES/*/   [_]

- ------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                8.0%/1/
- ------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON/*/

                IN
- ------------------------------------------------------------------------------

- ---------------
/1/ 105,000 of these shares (7.5% of the class) are covered by a presently exercisable warrant. See Item 5 and Exhibit 1.

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CUSIP No.  743112104                 13D                     Page 3 of 4 Pages
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                        AMENDMENT NO. 2 TO SCHEDULE 13D
                        -------------------------------

     The Schedule 13D, as amended, of Robert H. Leshner (the "Reporting Person") is hereby amended as set forth below.

     Capitalized terms used herein without definition have the meanings set forth in Amendment No. 1 to Schedule 13D.



Item 4.   Purpose of Transaction
          ----------------------

     Item 4 is amended by adding the following:

          On June 3, 1996, the Federal Reserve Bank of San Francisco (the "San Francisco FRB") notified the Reporting Person's counsel that the San Francisco FRB will not provide written confirmation that the 1992 Commitments are not currently applicable to the Reporting Person or grant the Reporting Person written relief from the 1992 Commitments unless the Reporting Person first files and receives clearance of a notice under the Change in Bank Control Act to acquire control of the Issuer. Because of the time and expense typically involved in filing and prosecuting such a notice, the Reporting Person does not intend at this time to file such a notice. Accordingly, the Reporting Person currently does not intend to participate in any proxy solicitation which the Shareholder Group might undertake as stated in their Schedule 13D.
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CUSIP No.  743112104                  13D                     Page 4 of 4 Pages
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                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 June 4, 1996                       /s/ Robert H. Leshner
- --------------                      ---------------------
    (Date)                          Robert H. Leshner